Exhibit 99.2

D. MEDICAL INDUSTRIES LTD.
ADJOURNED ANNUAL GENERAL MEETING OF SHAREHOLDERS
FEBRUARY 16, 2011

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Efraim Argaman and Amir Loberman, and each of  them, attorneys or attorney of the undersigned, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 0.32 per share, of D. Medical Industries Ltd., or the Company, which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Annual General Meeting of Shareholders of the Company to be held on Wednesday, February 16, 2011 at 12:00 p.m. (Israel time) at the offices of the Company, 3 Hasadna  St., Tirat Carmel, Israel and at any adjournment or adjournments thereof, and hereby revoking any prior proxies to vote said shares, upon the following item of business more fully described in the notice of and proxy statement for such Adjourned Annual General Meeting (receipt of which is hereby acknowledged):

THIS PROXY WILL BE VOTED AS SPECIFIED ON THE REVERSE. IN THE ABSENCE OF SUCH SPECIFICATION, THE SHARES REPRESENTED BY THIS PROXY CARD WILL BE VOTED "FOR" ALL PROPOSALS SET FORTH ON THE REVERSE, EXCEPT FOR PROPOSAL NO. 2.  ON ANY OTHER BUSINESS THAT MAY PROPERLY COME BEFORE THE ADJOURNED ANNUAL GENERAL MEETING, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE JUDGMENT OF THE BOARD OF DIRECTORS OF THE COMPANY.

(Continued and to be signed on reverse side)

ADJOURNED ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

D. MEDICAL INDUSTRIES LTD.

February 16, 2011

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

THIS PROXY MUST BE RECEIVED BY THE COMPANY'S TRANSFER AGENT OR AT THE COMPANY'S OUTSIDE
COUNSEL'S OFFICE IN ISRAEL (YORAM L. COHEN, ASHLAGI, ESHEL, 2 WEIZMAN ST., TEL-AVIV, ISRAEL) AT LEAST
 FORTY-EIGHT (48) HOURS PRIOR TO THE TIME OF THE MEETING TO BE VALIDLY INCLUDED IN THE TALLY OF
ORDINARY SHARES VOTED AT THE MEETING.

Please detach along perforated line and mail in the envelope provided.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE PROPOSALS BELOW.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.  PLEASE
 MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	Elect Mr. Shai Beilis as a class "A" director of the Company, to serve until the third annual general meeting of shareholders to be held after the Annual Meeting of January 11, 2010.

☐ FOR                                        ☐ AGAINST                                                     ☐ ABSTAIN

Pursuant to the Israeli Companies Law, in order to ensure specific majority requirements we are required to ask you if you are a controlling shareholder of the Company or anyone on its behalf. If no indication is given by you as to whether or not you are a controlling shareholder or anyone on its behalf with respect to proposal 2 and/or you do not provide details regarding your control or action on behalf of a controlling person (if any), your vote with respect to this proposal will be disqualified.

Under the Israeli Companies Law, a “controlling person” is a person having the ability to direct the operations of a corporation except an ability resulting only from serving as a director or another office holder of such corporation.

2.	Re-elect Ms. Galia Malka as an external director of the Company effective as of the expiration of her current term on February 10, 2011.

☐ FOR                                       ☐ AGAINST                                                   ☐ ABSTAIN

Are you a controlling person of the Company or anyone on its behalf? YES ____ NO ____

If yes, please provide details: _________________________________________

__________________________________________________________________________________________________________________

3(a).
Approve that the annual and participation compensation of the Company's external directors be the "minimum amount" as set forth in the second and third schedules, respectively, of the Companies Regulation (Rules with respect to the Compensation and Expenses of an External Director), 2000, determined each year based on the Company's "level" pursuant to the first schedule of such regulations.

☐ FOR                                       ☐ AGAINST                                                   ☐ ABSTAIN

To change the address on your account, please check the box at right and indicate your new address in the address space above.  Please note that changes to the registered name(s) on the account may not be submitted via this method.  ☐

Signature of Shareholder _____________________________________ Date _____________

Signature of Shareholder _____________________________________ Date _____________

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such.  If signer is a partnership, please sign in partnership name by authorized person.